Exhibit 99.3

SRK Consulting (U.S.), Inc. 5250 Neil Road, Suite 300 Reno, Nevada 89502 T: (775) 828-6800 F: (775) 828-6820 reno@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Giovanny J. Ortiz, Geologist, FAusIMM do hereby certify that:

1.	I am Associate Geologist of SRK Consulting (U.S.), Inc., 5250 Neil Road, Suite 300, Reno, Nevada 89502, USA.

2.	This certificate applies to the technical report entitled “NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico” dated July 31, 2018, with an effective date of August 31, 2017 (the “Technical Report”).

3.	I am a Professional Geoscientist with the following academic qualifications: (i) BSc (Geology) Universidad Industrial de Santander, Bucaramanga, Colombia (1994); (ii) Specialization (Management) Universidad Autónoma de Bucaramanga, Bucaramanga, Colombia (1994); and (iii) Citation Applied Geostatistics University of Alberta (2007). I am a registered Geologist with the Colombian Council of Geology, Bogotá, Colombia, and a fellow (FAusIMM) in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM 304612). My work experience includes 21 years in South America and Central America as exploration geologist, project manager, VP Exploration, estimation of mineral resources, and working in different geological settings and deposit types.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I made a personal inspection of the Cusi Mine on November 13 to 14, 2017 for 2 days.

6.	I am responsible for the preparation of Sections 4 through Section 12 and Section 14 of the Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is acting as QP on report titled “Amended NI 43-101 Technical Report on Resources, Cusi Mine, Mexico” with an Effective Date of August 31, 2017 and a Report Date of February 12, 2018.

9.	I have read NI 43-101 and Form 43-101 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

U.S. Offices:		Canadian Offices:		Group Offices:
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Tucson	520.544.3688

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report for which I am responsible for contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of August, 2018.

“Giovanny J. Ortiz”

Giovanny J. Ortiz, BSc Geology, FAusIMM

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